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                                                        Filed by SR Telecom Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                              Subject Company: Netro Corporation
                                                  Commission File No. 333-107620


EVENT:           CONFERENCE CALL - SR TELECOM
RESERVATION:     21014307 (CNW Montreal)
TIME:            10:00
REFERENCE:       SR TELECOM-CC-082903.DOC
LENGTH:          29:00 minutes
DATE:            AUGUST 29, 2003


               SR TELECOM Q2-2003 EARNINGS RESULTS CONFERENCE CALL



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               OPERATOR: Good morning, ladies and gentlemen. Thank you for standing by. Welcome to the SR Telecom's second quarter conference call. At this time, all participants are in a listen-only mode. Following the presentation, we will conduct a question-and-answer session. Instructions will be provided at that time for you to cue up for questions. If anyone has any difficulties hearing the conference, please press *0 for operator assistance at any time.

               Before turning the meeting over to management, please be advised that this conference will contain statements that are forward looking and subject to a number of risks and uncertainties that could cause results to differ materially from those anticipated.

               I would like to remind everyone that this conference call is being recorded and will now turn the meeting over to Monsieur Pierre St-Arnaud, President and Chief Executive Officer of SR Telecom.

               Please go ahead, sir.

               PIERRE ST-ARNAUD (President and Chief Executive Officer - SR Telecom): Thank you very much. Good morning, ladies and gentlemen. Welcome to our conference call for the second quarter and six months ended June 30, 2003.

               With me is David Adams, Senior Vice President, Finance and Chief Financial Officer. I will provide you with a brief overview of the release issued yesterday; and afterwards, David and I will be pleased to answer any questions you may have.

               As expected, our revenues for the second quarter of 2003 were below the level achieved in the same period last year. Consolidated revenues for Q2, which include the results for our CTR subsidiary in Chile, totalled CDN $30.6 million, compared to


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$49.4 million in the second quarter of 2002. For the first six-month period, consolidated revenues reached $60.2 million versus $94.5 million last year.

               Although we foresaw this revenue decline, we are certainly not satisfied with our year-to-date results. The large portion of this decline is due to the fact that large sales to certain customers in the second quarter of 2002 were not replicated this year. First half revenues have also been directly impacted by the conflict in Iraq and the subsequent geopolitical uncertainties, as well as by delays in closing significant orders.

               However, we are intensely involved in negotiations with customers with our traditional markets, both for SR Telecom and Netro solutions. We expect to conclude these negotiations in the coming months, as we previously stated.

                These contracts should generate revenue growth and increase our backlog significantly, and I will come back to this. We anticipate third quarter revenues to be in line with those realized in the second quarter and we expect the revenue growth to come in the fourth quarter of this year. Overall, we do not expect though to achieve our previously stated target of meeting 2002 revenue levels in the current fiscal year.

               In spite of these short-term difficulties, we are very happy with the continuing progress we are making on the strategic front, which has resulted in a much stronger SR Telecom that is ideally positioned for future growth and profitability.

               In this respect, the Netro transaction is a key event for us. As you know, on Wednesday of this week, Netro shareholders overwhelmingly supported the merger transaction with SR Telecom, just as our own shareholders had previously support our reverse split to allow Nasdaq listing. We are delighted by the support shown by all our shareholders, both old and new.


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               We have been resolutely committed to a growth strategy that involves increasing our technology offering to address the expressed market needs of our customers, and the Netro transaction significantly enhances our product portfolio. With the addition of the Angel and AirStar solutions, we are now competing for significant new contracts within our existing customer base and becoming the industry reference for fixed wireless access solutions.

               In fact, as we announced earlier this morning, SR Telecom has already received its first orders from a leading telecommunications service provider in Mexico for the delivery of Netro's AirStar technology. The contract calls for SR Telecom to build a high-capacity fixed wireless access network in support of mission-critical network redundancy services to the financial community. The network will establish broadband connectivity between the national stock exchange and its users within the financial community using AirStar in a point-to-multipoint network configuration. We are delighted with this development and believe this contract win bodes very well for the future.

               The AirStar solution was also recently selected by China Unicom for the building of high-performance networks in Beijing and six other major cities in Eastern China.

               We have also made significant inroads with other new products. Our swing technology was selected by Empressa Publica Municipal de Telecomunicaciones to serve rural areas in its market, and this marks the first application of swing technology in Ecuador. Our swing solution was also chosen by a subsidiary of France Telecom for the expansion of its fixed-wireless network in New Caledonia.


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               I am also pleased to report that in Q2, we received our first commercial orders for our new stride2400 product. After a successful field trial, Big Bend Telephone in Texas selected this 2.4GHZ unlicensed solution for its last-mile rural solution.

               These products are the direct result of successful and cost-efficient acquisitions, which have been driven by specific needs we have identified within our own existing customer base. So they present us with very solid opportunities for growth in the months and years ahead.

               Delays in securing orders for large projects have temporarily impacted our short-term growth. This is the nature of our business. In general, around 40 percent of our revenue comes from a wide variety of smaller orders. These orders have been coming in at their regular levels. The other portion of our revenue is generated by a few much larger customers who are involved in major projects. Negotiations with these customers typically take much longer to conclude. But at the present time, there are four $100 million-plus projects around the world that we are pursuing and we expect a decision for two of these projects will be made in the coming months, the other two to be decided in the first half of next year.

               Although I cannot guarantee the outcome of the bidding process, I am confident that SR Telecom will be able to secure a significant share of these contracts, and though the timing of those is always difficult to predict, we foresee that our backlog of orders will increase significantly between now and yearend.

               Our strategic acquisition initiatives of the past year have enabled us to put together the most comprehensive portfolio of fixed wireless access solutions in the

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industry, and I believe that we are very well positioned going forward. Netro's
AirStar and Angel solutions will contribute significantly to our future growth.

               The transaction also helps us to continue to improve our balance sheet. As a matter of fact, our debt-to-equity ratio and liquidity will significantly improve with Netro, furthering initiatives that we have already undertaken to improve our balance sheet. David will describe this in more detail. We expect that the transaction will generate a positive contribution to cash flow and earnings in fiscal 2004, at the start of 2004, and be accretive to earnings per share in 2005.

               In short, we have our sights fixed on substantial improvements in bookings and revenues in the coming quarters; and I am very confident that we have both the team and the technology pipeline to realize our objectives.

               I will now turn the call over to David, who will provide you with more detailed financial information.

               DAVID ADAMS (Vice-President, Finance and Chief Financial Officer
- SR Telecom): Thank you, Pierre, and good morning, ladies and gentlemen.


               I would like to elaborate on some of the summary financial information that Pierre has provided and discuss a few other developments of note.

               First of all, I would like to highlight a few key numbers for the quarter:

               As Pierre has mentioned, consolidated revenues for the second quarter of 2003, which include our service provider in Chile, CTR, totalled $30.6 million, as compared to CDN $49 million in the prior year. The second quarter operating loss was $5.6 million, compared to operating earnings of $746,000 in the same period last year, and the


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consolidated net loss for the second quarter was $5 million versus a net loss of
$3.4 million last year.

               In analysing the results for the quarter and the year-to-date, I will start first with our wireless solutions core business and then discuss CTR. Revenues for our wireless solutions core business in the second quarter reached $27 million, which represents a 40-percent decrease from the same period last year. Although disappointing, this is in line with previously announced guidance and expectations.

               Our second quarter revenues continued to be affected by the conflict in Iraq and continued uncertainty in the Middle East. As we explained in the previous quarter, this has caused delays in the receipt of letters of credit, suspension of contracts and the disruption of contracts in progress from the repatriation of staff in the region. The second quarter revenues in this segment were also affected by delays in closing significant new orders.

               Notwithstanding the decrease in revenues, our gross margin for the quarter increased to 50 percent from 48 percent for the same period last year, reflecting a favourable product mix and the impact of our ongoing cost reduction and efficiency efforts.

               Our operating loss from continuing operations in our core wireless business was $4.3 million compared to operating earnings of $1.3 million for the last year, primarily as a result of lower revenues and partially offset by lower commission expenses.

               For the six-month period, our operating loss was $9.4 million, compared to $3.4 million the last year.


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               Backlog at the end of the second quarter stood at $52 million, the majority of which is expected to be delivered in 2003. This is down from $65 million at the end of the first quarter and $141 million at the end of the second quarter last year. However, as Pierre has mentioned, significant orders are expected to be generated from increased activity in a number of SR Telecom's traditional markets, which should result in revenue growth by the fourth quarter of this year.

               Revenues at our CTR subsidiary declined slightly, from $3.7 million in the second quarter of 2002 to $3.6 million in the second quarter of 2003 primarily due to a weaker Chilean peso in relation to the Canadian dollar. In local currency terms, revenues increased by 13 percent mainly due to increased traffic primarily from the satellite network.

               Our operating loss as CTR for the quarter was smaller than last year - $1.4 million versus $1.8 million - as the lower revenues were more than offset by lower operating expenses, reflecting both the decline in the peso and the effect of cost reduction programs.

               Operating expenses, excluding depreciation, shrank by 11 percent for the quarter, reflecting the decline in the peso and as a result of our continued focus on increasing EBITDA and maximizing CTR's contribution to debt service obligations.

               We also had an unrealised foreign exchange gain this quarter that was $2.4 million higher than the same quarter last year, which was due to the relative decline in the value of the US dollar with respect to the US$ 38 million debt at CTR. This, and reduced interest expense, was the reason for the increase in CTR's net income to $1.2 million for the quarter, compared to a loss of $2.8 million for the period last year.

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               We continue to concentrate on improving CTR's operating
performance and capitalizing on the benefits associated with the acquisition of the Gilat network. The integration of the satellite network with its core network operations is starting to show results, and CTR remains focussed on generating increased revenues through its high-speed Internet offerings.

               Now, I would like to say a few words about our financial position.

               Our cash and marketable securities balance at the end of the second quarter was CDN $8 million compared to $26.9 million at the end of the first quarter. Unanticipated delays in collecting receivables from customers in the Middle Eastern region contributed significantly to the drop in cash balances in the quarter. We do not expect this situation to continue and have in fact collected, or are in the process of collecting, the bulk of the delayed payments.

               Following the quarter, we closed a private placement of common shares for a total of CDN $6 million, completing our previously announced transaction; $4.5 million of the total closed in July and the remaining tranche of $1.5 million was completed this past Wednesday.

               We will also be significantly improving our liquidity position with the closing of the Netro acquisition, which is scheduled for September the 4th. At closing, we expect to have approximately CDN $70 million in consolidated cash and marketable securities.

               Touching on some of the other recent developments with respect to the pending Netro acquisition, on Monday of this week, SR Telecom shareholders approved the reverse split of our stock, which will enable us to meet the minimum listing requirements


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for Nasdaq. Yesterday, the SR Telecom Board approved a one-for-ten reverse split effective August 28th.

               SR Telecom stock will commence trading on a consolidated basis on both the TSX and Nasdaq on Wednesday, September the 3rd.

               Also, with respect to Netro, Netro shareholders voted overwhelmingly in favour of the acquisition at a special meeting of shareholders Wednesday of this week, following which the Board of Netro declared the $100 million dividend, conditional to our satisfying conditions of closing.

               To conclude, our financial results so far this year have been significantly impacted by the Iraqi conflict and delays in signing significant new orders, which will by extension have an impact on our full-year results.

               On the other hand, we are encouraged by the business prospects going forward, particularly given that we have now completed the Netro acquisition and have significantly expanded our product portfolio.

               We expect to see improvements in our bookings and revenues in the remaining part of the year and continuing on until 2004. However, the contract delays will impact our results. Consequently, we do not expect to achieve last year's revenue for this fiscal year.

               In closing, Netro's results will be included in our consolidated financial statements for the third quarter reflecting their results from operations from September 4 through 30. When we release our third quarter results, the impact on the balance sheet will be fully disclosed. The fourth quarter results, however, will be the first quarter that truly reflects the continuing impact of the Netro acquisition on the combined enterprise.

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               Thank you for your time and attention, and I will now turn the call back to Pierre.


               PIERRE ST-ARNAUD:  Thank you, David.

               We will now open the call for questions.

               OPERATOR: Thank you, sir. Ladies and gentlemen, we will now conduct the question-and-answer session. If you have a question, please press * 1 on your touchtone phone. You will hear a three-tone prompt acknowledging your request and your questions will be polled in the order they are received. If you would like to decline from the polling process, please press the * 2. Please ensure you lift the handset if you're using a speakerphone before pressing any keys.

               One moment, please, for your first question.

               Your first question comes from Clarence Rebeiro, from Dlouhy Merchant. Please go ahead.

               CLARENCE REBEIRO: Good morning.

               PIERRE ST-ARNAUD: Hi.

               CLARENCE REBEIRO: I'm just... forgive me because I'm not very familiar with some of these developments. I'm going through your notes in your press release related to the long-term receivable with telco de Haiti and MCI and the collection on those amounts. Could you walk me through where things stand right now?

               DAVID ADAMS: Sure, Clarence. We have been in an arbitration process with the customer, which was... we received an arbitration judgement, but let's put it this way. It was not conclusive on either side. We've been... There's still continuing obligations by the customer to provide traffic to MCI, the proceeds from which would repay this receivable. It's also further clouded by the MCI bankruptcy.

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               So at this stage, we are... It's premature to yet determine what the ultimate resolution of this claim is going to be, but at this stage, it could be anywhere from 100 cents on the dollar, and we expect that it could possibly be so.

               That's about all I can really say about it at this time.

               CLARENCE REBEIRO: Okay, great. On CTR, I'd just like to commend you guys on your cost-cutting efforts. It looks like, I mean, excluding the foreign exchange gain, you're still doing a fair bit better than you had been in the past. I guess my question here is what is your expectation? Is there much more to do in terms of cost-cutting?

               PIERRE ST-ARNAUD: There is an ongoing effort in CTR to continue to reduce costs, and I think we can foresee that there will be additional cost reductions in the coming quarters out of CTR. But obviously, it's still a very difficult environment over there and a very tough financial situation.

               CLARENCE REBEIRO: Okay. And so you mentioned that the consolidation of your stock should be effective on September 3rd. Netro shareholders have voted. What is...the acquisition will close.

               PIERRE ST-ARNAUD: We foresee that the closing will be on September 4th.

               CLARENCE REBEIRO: Um-hum.

               PIERRE ST-ARNAUD: We will start trading on Nasdaq on September
3rd.
               CLARENCE REBEIRO: Um-hum.

               PIERRE ST-ARNAUD: And obviously, all of the conditions now have been met so that in fact, the Board of Netro has voted for a dividend to be paid on the 4th of September at closing of the cash part of the deal, conditional that there is no material changes between now and then.

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               CLARENCE REBEIRO: So that's the only really condition remaining.
All other major requirements have been met?

               DAVID ADAMS: Yes, all the major requirements have been met. The sole remaining condition really to be met is the fact that the initial trading, technical trading issues that we need to deal with with Nasdaq.

               CLARENCE REBEIRO: Um-hum.

               DAVID ADAMS: And assuming that our stock trades to $5 on the 3rd, that's the end of that. We should close on the 4th.

               CLARENCE REBEIRO: Great. And just one last question related to the earlier comment about the expectation of revenues for the second half of the year, and specifically on the large contracts that you made reference to.

               Did you say that...Pardon me? I'm sorry. Did you say that some of these opportunities were related to the Nera product lines?

               PIERRE ST-ARNAUD: Yes, the Netro product line, yes.

               CLARENCE REBEIRO:  Oh, Netro product lines.

               PIERRE ST-ARNAUD: Yes.

               CLARENCE REBEIRO: Okay.

               PIERRE ST-ARNAUD: I mean, you know, we are...we have now started to commercialise our stride2400 in the US, which is the Nera product line we acquired last year.

               CLARENCE REBEIRO: Um-hum.

               PIERRE ST-ARNAUD: So we have a first order and obviously, we're pursuing a lot of opportunities in the US. That will contribute in the third and the fourth quarters.

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Now, what I was referring to is the fact that the large projects we're pursuing in different parts of the world, which are 100 million plus size of projects, are projects... Typically, it takes between a year to two years to secure these orders. These have been pursued for a long time and we have four of them coming to conclusion over the coming six to nine months, two of them in the coming months.

               So we foresee that we will in fact have a significant increase in the backlog and it should influence the revenue level already in Q4.

               CLARENCE REBEIRO: Okay, and those projects, are they Nera or are they (inaudible) SR?

               PIERRE ST-ARNAUD: They are both our own technology, SR500, Metropol technology and Netro's technology.

               CLARENCE REBEIRO:  I see.

               PIERRE ST-ARNAUD: So as a matter of fact, some of these projects we would not have pursued without having acquired Netro.

               CLARENCE REBEIRO: Very good.  Thank you.

               OPERATOR: Ladies and gentlemen, if there are any additional questions at this time, please press * 1. As a reminder, if you are using a speakerphone, please lift the handset before pressing any keys.

               Your next question comes from Barry Richards, from CIBC World Markets. Please go ahead.

               BARRY RICHARDS: Yes, good morning. Pierre, I wondered if you could talk about the specific time for recovery in the Middle East and whether that might impact the next couple of quarters' results. Thank you.

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               PIERRE ST-ARNAUD: Yes, I mean, in the Middle East, obviously there was a slowdown at the time Iraq war took place and it triggered a slowdown not only in things which are directly related to Iraq, but in the whole area.

               We still have some effect of that going on, so actually, our revenues in Saudi have been quite smaller than we have currently and in other parts of the region as well.

               In what we were foreseeing here in Q3 and Q4, in terms of our outlook, we took that into consideration in making this statement. Obviously, we hope that the situation will continue to improve over the coming quarters. But you shouldn't expect our forecast to (inaudible).

               BARRY RICHARDS: And lastly, Pierre, can you just touch on China? Is there an opportunity for SR there in the near term, or is that more of a medium term opportunity? Thank you.

               PIERRE ST-ARNAUD: I think there is a huge opportunity coming up in China. I don't see that coming up in the very near term. I think it will keep building up. We have orders now in different parts of China with different customers. They are deploying some of our equipment. The rate at which they deploy is relatively slow. We think that it will build up over the coming years and especially in the 3.5Gig band, where we commercialise both AirStar and Angel.

               BARRY RICHARDS: Thank you and good luck.

               PIERRE ST-ARNAUD: Thank you.

               DAVID ADAMS:  Thanks, Barry.

               OPERATOR: Your next question comes from Rod Ireland, from Northern Securities. Please go ahead.

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               ROD IRELAND: Good morning, gentlemen.

               DAVID ADAMS:  Hi, Rod.

               PIERRE ST-ARNAUD: Hi, Rod.

               ROD IRELAND: Just on the CTR debt situation, I guess the profitability on the bottom line is really more due to marking to market on the US dollar for the debt side. What was the June 30th level and I guess the Canadian dollar has weakened a bit over the last few months. Could we expect to see a negative number at the end of the third quarter?

               DAVID ADAMS: Well, it all depends on which way the currency ends on going, Rod. Where it's 71.68 today, right?

               ROD IRELAND: Um-hum.

               DAVID ADAMS: So who knows? The debt CTR level now is at 38 US. Actually, we're down from...it's reduced by $12 million from where we had been.

               ROD IRELAND: Right.

               DAVID ADAMS: Peak at 50. We would expect that by the end of the year, we'll be at 36 US.

               ROD IRELAND: Um-hum.

               DAVID ADAMS: Just based on the regularly scheduled principal repayments.

               ROD IRELAND: Okay, thank you.

               OPERATOR: Monsieur St-Arnaud, there are no further questions at this time. Please continue.

               PIERRE ST-ARNAUD: Thank you. As we've explained, delays in securing large contracts have temporarily stalled our short-term growth, but I emphasize that this

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is a temporary situation. In the coming quarters, we are confident that we will be able to close some major contracts we are currently negotiating and significantly increase our bookings.

               The Netro transaction marks a very significant moment in our corporate history. We have already received our first orders for AirStar products, and I believe this bodes well for the future.

               With these developments, I feel comfortable reaffirming our confidence in our ability to generate positive earnings and cash flow from Netro's activities in early 2004. The strategic initiatives we have undertaken over the past years have strengthened the company considerably and our enhanced product pipeline makes us a major competitive force in the industry.

               Thank you for your interest in SR Telecom and for taking the time to be with us today. As always, please feel free to contact us if you'd like to discuss any of these developments in more detail. Thank you.

               OPERATOR: Ladies and gentlemen, that concludes our conference. Please note that a replay of this call can be accessed as of 12h00 eastern time today at telephone number 1-877-289-8525 and entering passcode 21014307. This replay will be available until midnight on September 5th, 2003. Thank you. You may now disconnect your lines.

SR Telecom and Netro have filed a registration statement on Form F-4, including a proxy statement/prospectus, and other relevant documents with the United States Securities and Exchange Commission concerning the acquisition, and Netro expects to mail the proxy statement/prospectus to its stockholders in connection with the acquisition. Investors and security holders are urged to read the proxy statement/prospectus carefully, because it contains important information about SR Telecom, Netro and the acquisition. Investors and security holders may obtain free copies of these documents, when they are available, through the website maintained by the United States Securities and Exchange

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Commission at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by SR Telecom by contacting SR Telecom Investor Relations, 8150 Trans-Canada Highway, Montreal, Quebec, H4S 1M5, (514) 335-1210. Investors and security holders may obtain free copies of the documents filed with the United States Securities and Exchange Commission by Netro Corporation by contacting Netro Corporation Investor Relations, 3860 North First Street, San Jose, California 95134, (408) 216-1500.

SR Telecom and Netro, and their respective directors, executive officers, certain members of management and employees, may be deemed to be participants in the solicitation of proxies from Netro's stockholders in connection with the merger. A description of the interests of Gideon Ben-Efraim, Netro Corporation's Chairman of the Board and Chief Executive Officer, and certain of Netro's other executive officers, employees and directors who may be deemed to be participants in the solicitation of proxies, and any additional benefit they may receive in connection with the merger, are described in the proxy statement/prospectus.

Investors are urged to read the proxy statement/prospectus and other relevant materials when they become available before making any voting or investment decision with respect to the acquisition.

SR TELECOM is a trademark of SR Telecom Inc. All rights reserved 2003. All other trademarks are property of their owners.